Metals Acquisition Limited
3rd Floor, 44 Esplanade
St Helier, Jersey, JE4 9WG

January 17, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cheryl Brown

Re:	Metals Acquisition Limited

Registration Statement on Form F-1

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (the “Registration Statement”), of  Metals Acquisition Limited. We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern Time, on January 18, 2024, or as soon as practicable thereafter, or at such later time as our counsel, Skadden, Arps, Slate, Meagher & Flom LLP may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Ryan Dzierniejko at (212) 735-3712.

Thank you for your assistance in this matter.

Very truly yours,

Metals Acquisition Limited

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

cc:
Chris Rosario, General Counsel, Metals Acquisition Limited
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP